UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34149

CHARDAN 2008 CHINA ACQUISITION CORP.
(Translation of registrant's name into English)

Suite 18E, Tower A
Oriental Kenzo Plaza
48 Dongzhimenwai Street
Beijing, 100027, China
Tel: 86-10-84477148
Fax: 86-10-84477246

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into Material Definitive Agreement

On December 10, 2009, Chardan 2008 China Acquisition Corp. (“Chardan 2008”) entered into a Master Acquisition Agreement (“Acquisition Agreement”) with DAL Group, LLC, a limited liability company organized under the laws of the State of Delaware (“DAL”) David J. Stern (“Stern”), the Law Offices of David J. Stern, P.A., a professional association licensed to practice law in the State of Florida (“DJS”) Professional Title and Abstract Company of Florida, Inc., a corporation organized under the laws of the State of Florida (“PTA”), Default Servicing, Inc., a corporation organized under the laws of the State of Florida (“DSI,” and collectively with Stern, DJS and PTA the “Stern Contributors”), FlatWorld DAL LLC, a limited liability company organized under the laws of the State of Delaware (“FlatWorld”), Fortuna Capital Partners LP, a limited partnership organized under the laws of the State of Delaware (“Fortuna” and collectively with FlatWorld, the “Existing Members”), Raj K. Gupta (“Gupta”), Jeffrey A. Valenty (“Valenty”), DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware (“PTA LLC”), and Default Servicing, LLC, a limited liability company organized under the laws of Delaware (“DSI LLC”).  The Acquisition Agreement sets forth the framework pursuant to which (i) PTA and DSI will contribute all of their assets and certain of their liabilities to PTA LLC and DSI LLC, respectively, and DJS will contribute assets and certain liabilities relating to the non-legal processing portion of its operations to DJS LLC, (ii)  the membership interests of DJS LLC, PTA LLC and DSI LLC will be transferred to DAL, (iii) membership interests of DAL will be acquired by Chardan 2008 and the Stern Contributors and (iv) the acquisition consideration described below will be paid.

Acquisition of Target Business and Structure of DAL

Upon the closing of the transactions contemplated by the Acquisition Agreement, Chardan 2008 will acquire a majority membership interest in DAL, consisting of DAL Common Units. The amount of the exact percentage ownership interest of Chardan 2008 in DAL is subject to downward adjustment to the extent any of its public shares (the “Public Shares”) are redeemed in exchange for a pro rata portion of the trust account.  Assuming there are no redemptions of its Public Shares or assuming that there are a maximum number of permitted redemptions (i.e., 2,406,250 shares), Chardan 2008 will acquire approximately 10,666,666 DAL Common Units or approximately 8,260,416 DAL Common Units, which will represent 79.80%% or 75.37%, respectively, of the outstanding DAL membership units on a common unit equivalent basis.  The Stern Contributors and the Existing Members collectively will own the remaining 20.20% or 24.63%, respectively, of DAL on a common unit equivalent basis.  Upon the closing, Chardan 2008 will change its name to DJSP Enterprises, Inc.  Chardan 2008 will also acquire a warrant to purchase 11,441,666 DAL Common Units, which must be exercised in the event that corresponding Chardan 2008 warrants and options are exercised (the “DAL Warrants”).

Acquisition Consideration

In exchange for its membership interest in DAL, Chardan 2008 will make an initial payment of approximately $64,500,000, reduced by an amount equal to the funds paid to Chardan 2008’s shareholders who exercise their redemption rights or dissenter’s rights, to acquire its majority membership interest in DAL.

In consideration of  DAL’s acquisition of the membership interests in DJS LLC, PTA LLC and DSI LLC from DJS, PTA and DSI, respectively, DAL will make an initial cash payment of approximately $58,500,000 (the “Initial Cash”) to the Stern Contributors and issue a note in the principal amount of approximately $52,469,000 to the Stern Contributors (the “Stern Note”).  In addition, the Stern Contributors will receive:

•	1,200,000 DAL Common Units;

•	1,666,667 DAL Series A Preferred Units (the “DAL Series A Preferred Units”);
•	3,133,333 DAL Series B Preferred Units (the “DAL Series B Preferred Units”); and
•	The right to receive $35 million in post closing cash (the “Post Closing Cash”).

The Initial Cash is subject to a downward adjustment to the extent that any Public Shares are redeemed in exchange for a pro rata portion of the trust account.

The Stern Note will have the following principal terms:

•	The principal amount of approximately $52,469,000 (subject to adjustment depending on the amount of the shortfall in Initial Cash);
•	Interest of 3.0% per annum, payable monthly;
•	A maturity date that is 36 months after the closing of the acquisition;
•	All assets of DAL and its subsidiaries will secure repayment of the Stern Note, the security interest to be junior to obligations owed by DAL to its commercial lender.
•
Payment in the amount of 90% of its free positive cash flow (equal to EBITDA, plus accrued taxes, less debt service, cash taxes, capital expenditures and net changes in working capital) (“Designated Free Cash Flow”) will be made monthly.  In addition, all proceeds from the exercise of the DAL Warrants by Chardan 2008 will be used to repay the Stern Note, with any proceeds not required for that purpose to be used to pay the Post Closing Cash.

The Post-Closing Cash will be paid only after the Stern Note has been satisfied in full.  The principal source of the funds to pay the Post-Closing Cash will be approximately 90% of the proceeds from Chardan 2008’s exercise of the DAL Warrants.  To the extent that there are not sufficient proceeds from that source to pay in full the Post-Closing Cash to the Stern Contributors within 180 days of the closing of the acquisition, a late fee of 0.25% per month will be added to the outstanding balance of Post-Closing Cash due until paid in full.  In that event, DAL will also utilize approximately 90% of Designated Free Cash Flow, together with any proceeds from the exercise of the DAL Warrants, to pay the Post-Closing Cash, until it is paid in full.  Payments from DAL’s  Designated Free Cash Flow will be made quarterly (or sooner at Chardan 2008’s option)  until such payments, together with the proceeds from exercise of the DAL Warrants that are used to pay the Post-Closing Cash, result in the Post-Closing Cash, plus any late fees, being paid in full.  To the extent that the Post-Closing Cash has not been paid in full by the eighteen month “anniversary” of the closing of the transactions contemplated by the Acquisition Agreement, 0.67% per month will be added to the outstanding balance of the Post-Closing Cash due until paid in full. The payment of the Post-Closing Cash will be guaranteed by each of DJS LLC, PTA LLC and DSI LLC and secured by all of the assets of DAL, DJS LLC, PTA LLC and DSI LLC.

The DAL Series A Preferred Units will be convertible into DAL Common Units at the option of the holder on a 1-for-1 basis.  They will vote with the DAL Common Units on an as converted basis, have a $15.00 per unit non-participating liquidation preference and participate pro rata with the DAL Common Units in all non-liquidating distributions.

The DAL Series B Preferred Units will be issued in 5 subclasses (Series B-1 through Series B-5).  The Stern Contributors will hold 596,666 shares of each of Series B-1 and Series B-2, and 646,667 shares each of Series B-3, Series B-4 and Series B-5.  Each subclass of the DAL Series B Preferred Units will be convertible into DAL Common Units if the Chardan 2008 share price achieves certain price targets for 10 out of any 20 consecutive trading days prior to the fifth anniversary of the closing of the transactions contemplated by the Acquisition Agreement, as reflected below:

DAL Series B Subclass	Price Target
B-1	$10.00
B-2	$12.50
B-3	$15.00
B-4	$17.50
B-5	$20.00

In the event that there is a change in control of Chardan 2008 or DAL prior to the fifth anniversary of the closing of the transactions contemplated by the Acquisition Agreement, if any subclass of DAL Series B Preferred has not previously converted, it will convert upon closing of such a transaction if the per share consideration received by Chardan 2008 ordinary shareholders in the transaction equals or exceeds the price target for such subclass.

Any DAL Series B Preferred Units that have not converted within five (5) years of the closing of the Acquisition Agreement will no longer carry the right to convert, and each DAL Series B Preferred Unit not then converted may be repurchased by DAL for $0.001 per unit.

The DAL Common Units held by the Stern Contributors and the Existing Members are exchangeable for Chardan 2008 ordinary shares on a share per unit basis, generally at the option of the holder.  The DAL Series A Preferred Unites are exchangeable for Chardan 2008 Series A Preferred Shares on a share per unit basis, generally at the option of the holder.

Existing Members

Following the closing of the transactions contemplated by the Acquisition Agreement, the Existing Members will own 1,500,000 DAL Common Units and 766,667 DAL Series B Preferred Units, consisting of 153,334 of each of Series B-1 and Series B-2 and 153,333 of each of Series B-3, Series B-4 and Series B-5.  The Existing Members will also receive $3,000,000 in cash, payable from the exercise of the DAL Warrants and the Designated Free Cash Flow.

Closing Conditions

Conditions to the obligations of DAL include: (a) no proceedings or orders prohibiting the transactions shall be pending or entered; (b) the representations and warranties of DJS, PTA, DSI, DJS LLC, PTA LLC, DSI LLC and Stern shall be true, correct and complete in all material respects; (c) the DAL Operating Agreement shall have been executed by all parties signatory thereto; (d) DAL shall have received financing for the transactions contemplated by the Acquisition Agreement; (e) certain ancillary agreements shall have been entered into; (f) DAL’s aggregate cash on hand on the closing date shall equal or exceed $400,000.

Conditions to the obligations of DJS, PTA and DSI include: (a) the representations and warranties of DAL and Chardan 2008 shall be true, correct and complete in all material respects; (b) DAL shall have paid, in the aggregate, the Initial Cash to DJS, PTA and DSI; (c) certain ancillary agreements shall have been entered into; (d) Chardan 2008’s shareholders shall have approved the Acquisition Agreement; (h) no proceedings or orders prohibiting the transactions shall be pending or entered; (e) DAL shall have delivered the Stern Note, in a principal amount not in excess of $54,000,000, and the documents related thereto, to the Stern Contributors.

Conditions to the obligations of Chardan 2008 include: (a) Chardan 2008’s stockholder shall have approved the Acquisition Agreement and shall have approved the Board of Directors proposed at the meeting; (b) Chardan 2008’s public shareholders shall not have exercised their redemption rights with respect to 35% or more of the Public Shares: and (c) all of DAL’s conditions set forth above shall have been satisfied or separately waived by Chardan 2008.

Termination

The Acquisition Agreement may be terminated for any of the following reasons: (a) by mutual consent of DAL, Chardan 2008 and DJS, PTA and DSI; (b) by Chardan 2008 if any representation or warranty of any of DJS, PTA, DSI, Stern, DAL, an Existing Member, Gupta or Valenty is untrue and such untruth causes a material adverse effect and it is not curable by December 31, 2009; (c) by DJS, PTA, DSI if any representation or warranty of DAL, an Existing Member, Gupta, Valenty or Chardan 2008 is untrue and such untruth causes a material adverse effect and it is not curable by December 31, 2009; (d) by Chardan if any obligation, term or condition to be performed by any of DJS, PTA, DSI, an Existing Member, Gupta or Valenty under the Acquisition Agreement or the related contribution agreement had not been performed and such failure results in a failure of a closing condition; (e) by DJS, PTA or DSI if any obligation, term or condition to be performed by any of DAL, an Existing Member, Gupta, Valenty or Chardan 2008 under the Acquisition Agreement or the related contribution agreement had not been performed and such failure to perform results in a failure of a closing condition; (f) by Chardan 2008, DJS, PTA or DSI if the transactions contemplated by the Acquisition Agreement are prohibited by a permanent injunction or other final, non-appealable court order; (g) by Chardan 2008 if it is not in material breach with respect to its obligations under the Acquisition Agreement or the related contribution agreement or by DJS, PTA or DSI if they are not in material breach of their obligations under the Acquisition Agreement or the related contribution agreement, if closing has not occurred by December 31, 2009; (h) by DJS, PTA or DSI if Chardan 2008 has not received shareholder approval for the Acquisition Agreement by December 31, 2009 or if Chardan 2008’s public shareholders have exercised their redemption rights with respect to more than 35% of the issued and outstanding Chardan 2008 ordinary shares owned by them; and (i) by Chardan 2008, DJS, PTA or DSI if the requisite number of Chardan 2008 shareholders have not approved the Acquisition Agreement.

Other Events

Commencing December 14, 2009, Chardan 2008 intends to hold presentations for its stockholders regarding its proposed acquisition.

Where to Find Additional Information

In connection with the proposed acquisition, Chardan 2008 China Acquisition Corp. (“CACA”), CACA will prepare a proxy statement that it will file with the SEC under cover of a Form 6-K . When completed, a definitive proxy statement and a form of proxy will be mailed to the stockholders of CACA seeking their approval of the transaction. Before making any voting decision, CACA’s stockholders are urged to read the proxy statement regarding the proposed acquisition carefully and in its entirety because it will contain important information about the proposed acquisition. CACA’s stockholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the U.S. Securities and Exchange Commission from the Commission’s website at http://www.sec.gov. CACA’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail to Chardan 2008 China Acquisition Corp., c/o Chardan Capital, LLC, 402 W. Broadway, Ste. 2600, San Diego, CA  Attn: Jane Linquist.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed business combination. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement filed with the SEC in connection with the proposed business combination.

Exhibits

Exhibit No	Description
10.1	Master Acquisition Agreement, dated December 9, 2009
10.2	Form of Amended and Restated Limited Liability Company Agreement of DAL Group, LLC
10.3	Form of Contribution and Membership Interest Purchase Agreement
99.1	Press Release dated December 14, 2009
99.2	Presentation dated December 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 14, 2009

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	/s/ Xiaosong Zhong
Name: Xiaosong Zhong
Title: Chief Financial Officer